Exhibit 99.1

Inspira™ Technologies Delivers Systems to Leading Distributor for U.S. Deployment

RA’ANANA, Israel– December 16, 2024 – Inspira Technologies Oxy B.H.N. Ltd. (NASDAQ: IINN, IINNW), (“Inspira Technologies,” “Inspira” or the “Company”), a groundbreaking respiratory support technology company, announced the delivery of INSPIRA™ ART100 systems to its U.S. distributor, Glo-Med Networks Inc (“Glo-Med”). The systems were shipped in fulfilment of a purchase order issued by Glo-Med to Inspira.

The delivered INSPIRA™ ART100 systems will be distributed to sales targets across hospitals on the U.S. east coast and distributed to a cardiothoracic surgery division at a leading New York hospital, ranked among the top 15 percent of cardiothoracic programs in the U.S., with a view to collaborating with such hospital. The Company believes that the delivery of the INSPIRA™ ART100 to the U.S. market serves the Company’s goal well to introduce physicians and perfusionists to Inspira’s technologies and brand via initial deployments at leading hospitals.

Designed in collaboration with leading U.S. clinicians, the INSPIRA™ ART100 cardiopulmonary bypass system revolutionizes extracorporeal blood circulation by combining cutting-edge technology with intuitive design to optimize patient care during crucial times. The INSPIRA™ ART100 is planned to be integrated with the HYLA™, a continuous blood monitoring technology designed to potentially detect real-time changes in patient condition. The HYLA™ is undergoing clinical evaluations at Sheba Hospital, ranked the 9th in the world by Newsweek™, in patients undergoing open-heart procedures, in preparation of the Company’s planned U.S. Food and Drug Administration (“FDA”) submission of the first configuration of the HYLA™ in 2025.

Dagi Ben-Noon, CEO of Inspira Technologies stated: “We see this as merely the first deployment step in Inspira’s quest to revolutionize acute respiratory care with our groundbreaking technology and superior products that we believe will follow this initial distribution.”

Inspira™ Technologies OXY B.H.N. Ltd.

Inspira Technologies is an innovative medical technology company in the life support and respiratory treatment arena. The Company has developed a breakthrough Augmented Respiration Technology (INSPIRA™ ART), a groundbreaking device poised to revolutionize the $19 billion mechanical ventilation market. With 20 million intensive care unit patients with acute respiratory failure each year, many of whom rely on mechanical ventilators, the INSPIRA ART offers a potential alternative by elevating and stabilizing decreasing oxygen saturation levels in minutes without a ventilators, with patient being awake during treatment. The INSPIRA ART is being equipped with the HYLA™ blood sensor technology, a real-time continuous blood monitoring technology, aiming to alert physicians of changes in a patient’s condition without the need for intermittent actual blood samples, and potentially supporting physicians in making informed decisions.

The Company’s INSPIRA™ ART100 system has obtained FDA 510(k) clearance for use in Cardiopulmonary Bypass procedures, along with the Israeli AMAR certification for both Extra-Corporeal Membrane Oxygenation and Cardiopulmonary Bypass procedures.

The Company’s other products and technologies, including the INSPIRA ART also known as the INSPIRA™ ART500 or Gen 2, the INSPIRA™ Cardi-ART portable modular device, VORTX orbiting Oxygen Delivery System and HYLA™ blood sensor, are currently being designed and developed, and have not yet been tested or used in humans and have not been approved by any regulatory entity.

For more information, please visit our corporate website: https://inspira-technologies.com

Forward-Looking Statements

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses the prospective distribution lines for the INSPIRA™ ART100 systems, the belief that the delivery of the INSPIRA™ ART100 to the U.S. market serves the Company’s goal well to introduce physicians and perfusionists to Inspira’s technologies and brand via initial deployments at leading hospitals, the benefits of the INSPIRA™ ART100 , its plan to combine the INSPIRA™ ART100 with the HYLA™, the expected timing of the planned FDA submission of the first configuration of the HYLA™ , and that its sees these distribution lines as the first deployment step in Inspira’s quest to revolutionize acute respiratory care with its groundbreaking technology and superior products that may follow. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website, www.sec.gov.

Contact:

For more information, contact:

Inspira Technologies – Media Relations

Email: info@inspirao2.com

Phone: +972-9-9664485

MRK-ARS-125

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